Exhibit 99.5 Press Release


PRESS RELEASE
October 19, 1999              For further information contact:
                              David M. Bradley
                              Chairman, President and Chief Executive Officer
                              North Central Bancshares, Inc.
                              825 Central Avenue  PO Box 1237
                              Fort Dodge, Iowa 50501
                              515-576-7531

                         NORTH CENTRAL BANCSHARES, INC.
           ANNOUNCES RECORD EARNINGS PER SHARE FOR THIRD QUARTER 1999
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $0.43 diluted earnings per share for the third quarter of 1999, compared to diluted earnings per share of $0.35 for the third quarter of 1998, an increase of 22.8%. In dollars, the Company earned $1,088,000 for the third quarter of 1999, compared to $1,074,000 for the third quarter of 1998. The Company earned $3,219,000, or diluted earnings per share of $1.18, for the nine months ended September 30, 1999, compared to $3,296,000, or diluted earnings per share of $1.04, for the nine months ended September 30, 1998, an increase in diluted earnings per share of 13.4%.

Total assets at September 30, 1999 were $357.9 million as compared to $336.7 million at December 31, 1998. The increase in assets resulted primarily from increases in loans and premises and equipment, offset by a decrease in cash. Cash decreased $7.9 million, or 50.5%, from $15.6 million at December 31, 1998 to $7.7 million at September 30, 1999. Loans increased by $27.4 million, or 10.8%, from $254.0 million at December 31, 1998 to $281.5 million at September 30, 1999. Premises and equipment increased $1.5 million, or 41.9%, from $3.6 million at December 31, 1998 to $5.1 million at September 30, 1999.

Deposits increased $14.0 million, or 5.7%, from $246.7 million at December 31, 1998 to $260.7 million at September 30, 1999. Other borrowed funds increased $17.4 million, or 44.8%, from $38.8 million at December 31, 1998 to $56.2 million at September 30, 1999.

On January 30, 1998, the Bank acquired Valley Financial Corp., headquartered in Burlington, Iowa. This acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, FSB, into First Federal Savings Bank of Iowa. Valley Savings was a federally-chartered stock savings bank with three branch offices located in southeastern Iowa, with assets of approximately $110 million.

The acquisition was accounted for as a purchase transaction and therefore, the operating results of the former offices of Valley Savings Bank are included in the 1998 operating results of the Company only from the date of acquisition through September 30, 1998. Therefore, the comparison between the nine month periods is significantly impacted by this acquisition.

                                    - MORE -

The unaudited pro forma consolidated statement of income, for the nine months ended September 30, 1998, presented in this press release is based on the historical financial statements of the Company and Valley Financial and was prepared as if the acquisition had occurred as of the beginning of the period for purposes of the combined consolidated statement of income.

The pro forma financial statement of income is not necessarily indicative of the results of operations that might have occurred had the acquisition taken place at the beginning of the period, or to project the Company's results of operations at any future date or for any future period.

Nonperforming assets were 0.21% of total assets as of September 30, 1999 compared to 0.34% of total assets as of December 31, 1998. The allowance for loan losses was $2.8 million, or 0.96% of total loans, at September 30, 1999, compared to $2.7 million, or 1.03% of total loans, at December 31, 1998.

The net interest spread for the three months ended September 30, 1999 of 2.97% was increased from the net interest spread of 2.83% for the three months ended September 30, 1998. The net interest margin for the three months ended September 30, 1999 of 3.35% was decreased from the net interest margin of 3.46% for the three months ended September 30, 1998. Net interest income for the three months ended September 30, 1999 was $2,739,000, compared to net interest income of $2,727,000 for the corresponding period a year ago.

The Bank's provision for loan losses was $30,000 for the three months ended September 30, 1999, compared to pro forma provision for loan losses of $60,000 for the corresponding period a year ago. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $39.3 million at September 30, 1999, compared to $48.2 million at December 31, 1998, the decrease was due primarily to stock repurchases. North Central Bancshares, Inc. has repurchased 607,207 shares of its common stock at a cost of $10.7 million, for the nine months ended September 30, 1999. Book value, or stockholders' equity, per share at September 30, 1999 was $16.66, compared to $16.26 at December 31, 1998. The ratio of stockholders' equity to total assets was 11.0% at September 30, 1999, as compared to 14.3% at December 31, 1998.

Stockholders of record on September 16, 1999, received a quarterly cash dividend of $0.10 per share on October 6, 1999.

The Bank opened a newly constructed 3,000 square foot branch office on June 1, 1999 in Perry, Iowa in Dallas County. Also on October 1, 1999, the Bank began construction on a new 8,000 square foot branch office in Ames, Iowa. When completed during the summer of 2000, the Bank's current Ames branch office will relocate to this new site.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share    September 30, 1999   December 31, 1998
 data)                                               -------------------  ------------------
Assets
 Cash and cash equivalents                                   $    7,744          $   15,637
 Securities available for sale                                   50,461              49,883
 Loans (net of allowance of loan loss of $2.8
     million and $2.7 million, respectively)                    281,476             254,032
 Goodwill                                                         6,033               6,388
 Other assets                                                    12,181              10,750
                                                             ----------          ----------
  Total Assets                                               $  357,895          $  336,690
                                                             ==========          ==========
Liabilities
 Deposits                                                    $  260,652          $  246,690
 Other borrowed funds                                            56,244              38,832
 Other liabilities                                                1,738               2,961
                                                             ----------          ----------
    Total Liabilities                                           318,634             288,483

Stockholders' Equity                                             39,261              48,207
                                                             ----------          ----------
 Total Liabilities and Stockholders' Equity                  $  357,895          $  336,690
                                                             ==========          ==========
Stockholders' equity to total assets                              10.97%              14.32%
                                                             ==========          ==========
Book value per share                                         $    16.66          $    16.26
                                                             ==========          ==========
Total shares outstanding                                      2,357,242           2,964,449
                                                             ==========          ==========

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                             For the Three Months            For the Nine Months
                                                              Ended September 30,             Ended September 30,
                                                             1999            1998             1999             1998
                                                            -------        --------         --------         --------
Interest income                                              $6,129          $6,045          $18,101          $17,560
Interest expense                                              3,390           3,318            9,826            9,481
                                                             ------          ------          -------          -------
 Net interest income                                          2,739           2,727            8,275            8,079
Provision for loan loss                                          30              60               90              180
                                                             ------          ------          -------          -------
 Net interest income after provision for loan loss            2,709           2,667            8,185            7,899
Noninterest income                                            1,099           1,004            3,042            2,739
Gain (loss) on the sale of securities available for sale         30              (3)              62               51
Noninterest expense                                           2,128           1,988            6,339            5,517
                                                             ------          ------          -------          -------
 Income before income taxes                                   1,710           1,680            4,950            5,172
Income taxes                                                    622             606            1,731            1,876
                                                             ------          ------          -------          -------
 Net income                                                  $1,088          $1,074          $ 3,219          $ 3,296
                                                             ======          ======          =======          =======
Basic earnings per share                                     $ 0.44          $ 0.36          $  1.20          $  1.07
                                                             ======          ======          =======          =======
Diluted earnings per share                                   $ 0.43          $ 0.35          $  1.18          $  1.04
                                                             ======          ======          =======          =======

Selected Financial Ratios

                                                             For the Three Months            For the Nine Months
                                                              Ended September 30,             Ended September 30,
                                                             1999            1998             1999             1998
                                                            -------        --------         --------         --------
Performance ratios:
  Net interest spread                                          2.97%           2.83%            2.95%            2.84%
  Net interest margin                                          3.35%           3.46%            3.43%            3.54%
  Return on average assets                                     1.25%           1.29%            1.27%            1.37%
  Return on average equity                                    10.28%           8.68%            9.36%            8.71%
  Efficiency ratio (noninterest expense divided by the
   sum of net interest income before provision for
   loan losses plus noninterest income)                       55.01%          53.32%           55.70%           50.76%


                                           September 30, 1999         June 30, 1999        December 31, 1998
                                           -------------------       --------------       ------------------
Asset Quality Ratios:
 Nonaccrual loans to total net loans              0.18%                   0.10%                 0.38%
 Nonperforming assets to total assets             0.21%                   0.17%                 0.34%
 Allowance for loan losses as a percent
    of total loans receivable                     0.96%                   1.01%                 1.03%

Condensed Consolidated Statements of Income


                                                         For the Nine Months
                                                         Ended September 30,
                                                        Actual      ProForma*
                                                         1999         1998
                                                        -------     ---------
Interest income                                         $18,101      $18,182
Interest expense                                          9,826        9,931
                                                        -------      -------
  Net interest income                                     8,275        8,251
Provision for loan loss                                      90          180
                                                        -------      -------
  Net interest income after provision for loan loss       8,185        8,071
Noninterest income                                        3,042        2,792
Gain on the sale of securities available for sale            62           51
Noninterest expense                                       6,339        5,923
                                                        -------      -------
  Income before income taxes                              4,950        4,991
Income taxes                                              1,731        1,834
                                                        -------      -------
  Net income                                            $ 3,219      $ 3,157
                                                        =======      =======

*See explanatory note below.

Selected Financial Ratios

                                                           For the Nine Months
                                                           Ended September 30,
                                                          Actual      ProForma*
                                                           1999         1998
                                                         --------    -----------
Performance ratios:
  Net interest spread                                      2.95%        2.83%
  Net interest margin                                      3.43%        3.45%
  Return on average assets                                 1.27%        1.26%
  Return on average equity                                 9.36%        8.34%
  Efficiency ratio (noninterest expense divided by the
    sum of net interest income before provision for
    loan losses plus noninterest income)                  55.70%       53.39%

*See explanatory note below.

*Pro Forma Consolidated Condensed Statement of Income (Unaudited)

The above unaudited pro forma consolidated statement of income presented is based on the historical financial statements of the Company and Valley Financial. The unaudited pro forma consolidated statements of income for the nine months ended September 30, 1998 was prepared as if the acquisition had occurred as of the beginning of the respective period for purposes of the combined consolidated statements of income.

The pro forma statement of income is not necessarily indicative of the results of operations that might have occurred had the acquisition taken place at the beginning of the period, or to project the Company's results of operations at any future date or for any future period.